Fourth Quarter & Full Year 2021 Financial Results Call March 24, 2022 CONFIDENTIAL & PRIVATE Exhibit 99.2

This presentation and the accompanying oral presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events.. All statements other than statements of historical facts contained in this presentation, including statements regarding when jurisdictions in North America or elsewhere may launch online iGaming or sports betting and/or when affiliate marketing will be permitted in those states, how many M&A transactions we can execute in any given year, if any, our 2021 – 2023 financial targets, fiscal 2021 outlook, and future results of operations and financial position, whether we can sustain our organic growth and make accretive acquisitions, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks include our ability to manage expansion into the U.S. markets and other markets; compete in our industry; our expectations regarding our financial performance, including our revenue, costs, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow; the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; mitigate and address unanticipated performance problems on our websites, or platforms; attract, retain, and maintain good relations with our customers; anticipate market needs or develop new or enhanced offerings and services to meet those needs; stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in the U.S. and internationally and our expectations regarding various laws and restrictions that relate to our business; anticipate the effects of existing and developing laws and regulations, including with respect to taxation, and privacy and data protection that relate to our business; obtain and maintain licenses or approvals with gambling authorities in the U.S.; effectively manage our growth and maintain our corporate culture; identify, recruit, and retain skilled personnel, including key members of senior management; our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions; our ability to maintain, protect, and enhance our intellectual property; our intended use of the net proceeds from this offering; our ability to manage the increased expenses associated and compliance demands with being a public company; our ability to maintain our foreign private issuer status; and other important risk factors discussed under the caption “Risk Factors” in Gambling.com Group’s prospectus pursuant to Rule 424(b) filed with the US Securities and Exchange Commission (“SEC”) on July 23, 2021. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included in this presentation are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to revise, supplement or update any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations, even if new information becomes available in the future, except as may be required by law. You should read this presentation with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. Unless otherwise indicated, information contained in this presentation concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Non-IFRS Financial Measures Management uses several financial measures, both IFRS and non-IFRS financial measures, in analyzing and assessing the overall performance of the business and for making operational decisions. EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance. In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.   Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX. We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.   Adjusted figures represent non-IFRS information. See the tables at the end of this presentation for an explanation of the adjustments and reconciliations to the comparable numbers. Safe Harbor Statement

Full Year and Q4 Highlights 4 Company & Market Updates 5 - 8 Profitability and Cash Flow 9 FY Financial Results 10 Q4 Financial Results 11 2021-2023 Financial Targets 12 2022 Outlook 13 AGENDA CONFIDENTIAL & PRIVATE

2021 Highlights

- North American revenue grew 89% to $7.5 million in 2021 compared to $4.0 million in 2020.
- Consolidated revenue increased 51% to $42.3 million in 2021 compared to $28.0 million in 2020.
- Adjusted EBITDA[1] grew to $18.4 million in 2021 compared to $14.6 million in 2020.
- Delivered 117,000 new depositing customers during 2021 compared to 104,000 in 2020.
- Launched several new U.S. state specific websites during the year and built out a very strong portfolio of U.S. specific domain names
- Named 2021 EGR Affiliate of the Year and 2021 SBC North America Casino Affiliate of the Year.
- Announced the acquisition of RotoWire.com – the original authority in fantasy sports – to leverage RotoWire's authority and expertise to accelerate the Group's sports betting affiliate revenue in the U.S.


Gambling.com
GROUP

Gambling.com Group accepting the *2021 EGR Affiliate of the Year* award

EGR Global

Affiliate of the Year
EGR Operator Awards

SBC
SBCAWARDS

Casino Affiliate of the Year
SBC Awards North America

1) Adjusted figures represent non-IFRS information. See "Non-IFRS Financial Measures" and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
2) Adjusted figures represent non-IFRS information. See "Non-IFRS Financial Measures" and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Gambling.com GROUP
4

Record Jan. Revenue and a Flying Start to 2022 Revenue Taking Off Record January revenue in the U.S. with the launch of online sports betting in multiple states, and in particular New York We delivered a barnstorming performance in New York where, according to our clients, we have been among the market leaders in New Depositing Customers (NDCs) delivered. Trading in Europe has also been strong, significantly ahead of levels in Q4. Future Growth We expect to deliver significant, YoY organic revenue growth in Q1 before consolidating any revenue from recent acquisitions. Media partnership with McClatchy is live and exceeding expectations Growth in NDCs has been very strong in Q1. We expect revenue per NDC to remain steady and growth in 2022 to come from increasing volumes of NDCs. Seasonality in the Business Typical seasonality patterns support strong trading in Q1 and March in particular. Q2 has fewer major sporting events and better weather, leading to less consumption of digital entertainment products in the Northern Hemisphere.

Online Casino and Sports Betting Live 6 STATES Online Sports Betting Live 16 STATES Online Sports Betting Legal But Not Yet Live 2 STATES, 1 PROVINCE Recent Bill Introduced But Not Yet Passed 24 STATES No Recent Bill Introduced 2 STATES Strong growth in Q1 due to recent OSB launches with more to come NY OSB market launched January 8th LA OSB market launched January 28th AK OSB market launched on March 4th Total addressable market in North America has already increased significantly since the start of the year. New York and Louisiana launched online sports betting in January and Arkansas in March. Maryland and Ohio are expected to launch in 2022. New York has redefined scale in North American online sports betting, smashing major records in its very first month. Ontario is expected to go live on April 4th with both online sports betting and online casino. The province has a population of more than 12 million adults and will be one of the biggest markets in North America. U.S. TAM Expanding Relentlessly

O T S U.S. State Specific International Brands Strategic U.S. Media Assets and Partnerships National U.S. Sites Diversified & Complimentary Portfolio of Premium Digital Media Assets

U.S. Operators Are Increasingly Focused on Marketing ROI U.S. B2C online gambling operators are under pressure to show a path to profitability. Investments in traditional media inherently lack clear attribution to customer acquisition, much less customer lifetime value. It is a very large and expensive black box. When affiliates deliver traffic, every customer interaction can be tracked by the operator, leading to 20/20 clarity on where customers really come from and what they are actually worth. Operators have the confidence to invest heavily into the affiliate channel – especially when under pressure to show ROI on marketing spend. U.S. B2C operators are pulling back on marketing and advertising – but not on affiliate marketing. Pressure to deliver marketing ROI reduces experimentation and focuses resources on what operators know works. European operators conducted these experiments and learned these lessons years before. “It starts with acquiring the right customers. Our marketing team uses data science to target customers that fit our desired profile instead of just acquiring customers for the sake of acquiring customers.” – DraftKings Recent Industry Quotes “Real-time insights for our business intelligence team allow us to continuously optimize our marketing spend based on a return-on-investment focused model.” – Rush Street Interactive “…we maintained our disciplined and ROI-focused approach to marketing and promotional spend.” – PointsBet “…refining our approach with a focus on rewarding our higher-value engaged client cohort and gaining an improved share of wallet from them.” – PointsBet “And the more of that we can make direct to the individuals, the less we put through the sales and marketing line. What you'll see is as we get more and more adept at making sure we can be rifle shot rather than scattergun.” – FanDuel

GAMB Generates EBITDA and Cashflow Margins Among the Highest Across U.S. Listed Gaming Companies FY 2021 adjusted EBITDA margins for GAMB and all peers, except GNOG which is TTM ended 9/30/21, and SRAD which is trailing 9M ended 9/30/21 Cashflow from Operations Margin = Cashflow from Operations / Sales FY 2021 Cashflow from Operations Margins for GAMB and all peers, except GAN which is TTM ended 9/30/21; INSE and NGMS excluded due to no cash flow statements filed yet for FY 2021 Profitability and FCF generation well ahead of industry peer averages based on FY 2021 performance Execution on medium-term financial targets positions GAMB well for continued outperformance Online = DKNG, RSI, SKLZ, GNOG Land-Based = WYNN, EDR, LVS, BALY, PENN, MGM, CZR, BYD, CHDN, RRR Services = GENI, GAN, BRAG, MYPS, SRAD, PSFE, INSE, DDI, SGMS, IGT, AGS, EVRI, NGMS

FY 2021 FY 2020 Change Revenue (millions) $42.3 $28.0 +51% Operating Expense (millions) $30.9 $16.8 +84% Operating Profit (millions) $11.4 $11.1 +2% Net Income (millions) $12.5 $15.2 (18%) Net Income per Diluted Share $0.37 $0.49 (24%) Adjusted EBITDA (millions) $18.4 $14.6 +26% Adjusted EBITDA margin (% of Revenue) 43.4% 52.2% NM(1) Cash from Operations (millions) $14.0 $10.9 +28% Capital Expenditures (millions) $5.5 - NM(1) Free Cash Flow (millions) $8.4 $10.8 (22%) New Depositing Customers (thousands) 117 104 +13% Full Year 2021 Financial Results NM = not meaningful 1)

Q4 2021 Q4 2020 Change Revenue (millions) $10.3 $10.3 0% Operating Expense (millions) $9.7 $5.9 +64% Operating Profit (millions) $0.6 $4.4 (86%) Net Income (millions) $0.9 $8.5 (90%) Net Income per Diluted Share $0.02 $0.35 (94%) Adjusted EBITDA (millions) $2.3 $6.1 (63%) Adjusted EBITDA margin (% of Revenue) 22.1% 59.6% NM(1) Cash from Operations (millions) $1.2 $3.6 (73%) Capital Expenditures (millions) $3.0 - NM(1) Free Cash Flow (millions) ($1.8) $3.5 NM(1) New Depositing Customers (thousands) 28 35 (20%) NM = not meaningful 1) Q4 2021 Financial Results

Adjusted figures represent non-IFRS information. See “Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers. Leverage is defined as Net Debt as a proportion of Adjusted EBITDA. Net Debt is defined as Borrowings less Cash and Cash Equivalents 2021-2023 Financial Targets Average consolidated revenue growth expected to exceed 40% In respect of our European business, plan to grow faster than the European gambling market over a business cycle In respect of the United States, plan to take market share and be a significant actor in the market over the long-term Growth Margin Average Adjusted EBITDA margin(1) expected to exceed 40% Adjusted EBITDA margin expected to be below 40% target in 2022 due to heavy investments into U.S. expansion Leverage(2) Net debt(3) of under 2.5 times Adjusted EBITDA Cash and cash equivalents of $51.0 million and Borrowings of $5.9 million as of December 31, 2021 > 40% Adj. EBITDA Margin > 40% Avg. Revenue Growth < 2.5x Net Debt

FY 2022 Outlook

	Low	Midpoint	High	*FY 2021*
Revenue *(millions)*	$71	$73.5	$76	*$42.3*
Adjusted EBITDA[1] *(millions)*	$22	$24.5	$27	*$18.4*
Adjusted EBITDA margin	31.0%	33.3%	35.5%	*43.4%*

- **Expected to exceed >40% year-on-year Revenue growth target for FY 2022. Guidance range implies revenue growth of 68-80% for FY 2022 vs FY 2021.**
- **Adjusted EBITDA[1] margin for FY 2022 expected to be below 40% target.**
  - Due to organic growth investments to deepen our U.S. presence as well as lower margin profile of RotoWire, though we expect to gradually improve margin profile and exit 2022 closer to our 40% target.
  - Outlook does not consider any consolidated revenue from potential future M&A in FY 2022.
- January 2022 was the best single month performance in Company history before consolidating RotoWire. The Group expects Q1 2022 to be a record revenue quarter – before the consolidation of RotoWire and BonusFinder.com.
- **Seasonality**: Growing exposure to U.S. sports calendar which is seasonally strongest in Q1 and Q3, Casino segment strongest in Q1 and Q4; Q2 is seasonally slowest period.

1) Adjusted figures represent non-IFRS information. See "Non-IFRS Financial Measures" and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Gambling.com GROUP
13

CONFIDENTIAL & PRIVATE Appendix: Financial Tables

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (USD in thousands)     THREE MONTHS ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,       2021     2020     2021     2020       (unaudited)               Revenue     10,291       10,267       42,323       27,980   Sales and marketing expenses     (4,632)     (2,442)     (14,067)     (8,103) Technology expenses     (1,190)     (798)     (3,947)     (2,503) General and administrative expenses     (3,877)     (2,609)     (13,014)     (5,956) Allowance for credit losses and write offs     31       (48)     97       (287) Operating profit     623       4,370       11,392       11,131   (Losses) gains on financial liability at fair value through profit or loss     —       (393)     —       1,417   Finance income     1,145       (25)     2,581       303   Finance expense     (457)     (463)     (1,809)     (2,099) Income before tax     1,311       3,489       12,164       10,752   Income tax (charge) benefit     (444)     5,052       289       4,399   Net income for the period attributable to the equity holders     867       8,541       12,453       15,151   Other comprehensive (loss) income                         Exchange differences on translating foreign currencies     (1,825)     1,730       (4,812)     2,480   Total comprehensive (loss) income for the period attributable to the equity holders     (958)     10,271       7,641       17,631   Net income per share attributable to ordinary shareholders, basic     0.03       0.39       0.40       0.55   Net income per share attributable to ordinary shareholders, diluted     0.02       0.35       0.37       0.49

Condensed Consolidated Statements of Financial Position (Unaudited) (USD in thousands)     DECEMBER 31, 2021     DECEMBER 31, 2020   ASSETS             Non-current assets             Property and equipment     569       515   Intangible assets     25,419       23,560   Right-of-use assets     1,465       1,799   Deferred tax asset     7,028       5,778   Total non-current assets     34,481       31,652   Current assets             Trade and other receivables     5,497       5,506   Cash and cash equivalents     51,047       8,225   Total current assets     56,544       13,731   Total assets     91,025       45,383   EQUITY AND LIABILITIES             Equity             Share capital     —       64   Capital reserve     55,953       19,979   Share options and warrants reserve     2,442       296   Foreign exchange translation reserve     (2,282)     2,530   Retained earnings     23,796       11,343   Total equity     79,909       34,212   Non-current liabilities             Borrowings     —       5,937   Lease liability     1,286       1,562   Total non-current liabilities     1,286       7,499   Current liabilities             Trade and other payables     3,291       2,428   Borrowings and accrued interest     5,944       23   Lease liability     393       413   Income tax payable     202       808   Total current liabilities     9,830       3,672   Total liabilities     11,116       11,171   Total equity and liabilities     91,025       45,383

Condensed Consolidated Statements of Cash Flows (Unaudited) (USD in thousands)     THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,     2021   2020   2021   2020     (unaudited)         Cash flow from operating activities                 Income before tax   1,311   3,489   12,164   10,752 Finance (income) expenses, net   (688)   488   (772)   1,796 Losses (gains) on financial instruments valuation   —   393   —   (1,417) Adjustments for non-cash items:                 Depreciation and amortization   600   650   2,401   2,227 Movements in credit loss allowance and write offs   (31)   48   (97)   287 Other operating loss   —   —   70   — Share option charge   529   371   1,995   315 Income tax paid   (807)   (434)   (2,092)   (642) Cash flows from operating activities before changes in working capital   914   5,005   13,669   13,318 Changes in working capital                 Trade and other receivables   192   (2,015)   (549)   (3,053) Trade and other payables   69   603   876   629 Cash flows generated by operating activities   1,176   3,593   13,997   10,894 Cash flows from investing activities                 Acquisition of property and equipment   (78)   (14)   (305)   (46) Acquisition of intangible assets   (2,910)   (46)   (5,269)   (44) Cash flows used in investing activities   (2,988)   (60)   (5,574)   (90) Cash flows from financing activities                 Issue of ordinary shares and share warrants   —   2,955   42,000   3,483 Equity issue costs   —   (14)   (6,090)   (55) Proceeds from issuance of financial instruments   —   6,000   —   6,000 Financial instruments issuance costs   —   (94)   —   (89) Repayment of notes and bonds   —   (14,397)   —   (17,352) Interest paid   (124)   (997)   (509)   (1,656) Warrants repurchased   —   —   —   (133) Principal paid on lease liability   (66)   (49)   (225)   (198) Interest paid on lease liability   (45)   (56)   (188)   (201) Cash flows (used in) generated by financing activities   (235)   (6,652)   34,988   (10,201) Net movement in cash and cash equivalents   (2,047)   (3,119)   43,411   603 Cash and cash equivalents at the beginning of the period   53,160   10,851   8,225   6,992 Net foreign exchange differences on cash and cash equivalents   (66)   493   (589)   630 Cash and cash equivalents at the end of the period   51,047   8,225   51,047   8,225

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	THREE MONTHS ENDED DECEMBER 31, (in thousands USD, unaudited)		CHANGE		YEAR ENDED DECEMBER 31, (in thousands USD, unaudited)		CHANGE	
	2021	2020	$	%	2021	2020	$	%
Net income for the period attributable to the equity holders	867	8,541	(7,674)	(90)%	12,453	15,151	(2,698)	(18)%
Add Back:								
Net finance (income) costs [1]	(688)	881	(1,569)	(178)%	(772)	379	(1,151)	(304)%
Income tax charge (benefit)	444	(5,052)	5,496	(109)%	(289)	(4,399)	4,110	(93)%
Depreciation expense	52	33	19	58%	176	123	53	43%
Amortization expense	548	617	(69)	(11)%	2,225	2,104	121	6%
EBITDA	1,223	5,020	(3,797)	(76)%	13,793	13,358	435	3%
Share-based payments	529	371	158	43%	1,995	371	1,624	438%
Accounting and legal fees related to the offering [2]	—	724	(724)	n/m	963	724	239	33%
Employees' bonuses related to the offering [2]	—	—	—	n/m	1,085	—	1,085	n/m
Acquisition related costs [3]	520	—	520	n/m	520	—	520	n/m
Costs related to lease termination	—	—	—	n/m	—	155	(155)	n/m
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%

	THREE MONTHS ENDED DECEMBER 31, (in thousands USD, unaudited)		CHANGE		YEAR ENDED DECEMBER 31, (in thousands USD, unaudited)		CHANGE	
	2021	2020	$	%	2021	2020	$	%
Revenue	10,291	10,267	24	0%	42,323	27,980	14,343	51%
Adjusted EBITDA	2,272	6,115	(3,843)	(63)%	18,356	14,608	3,748	26%
Adjusted EBITDA Margin	22%	60%	n/m	(38)%	43%	52%	n/m	(9)%

n/m = not meaningful

1) Net finance (income) costs is comprised of gains/losses on financial liability at fair value through profit or loss, finance income, and finance expense.

Gambling.com GROUP

18

Free Cash Flow Reconciliation Earnings Per Share n/m = not meaningful     THREE MONTHS ENDED DECEMBER 31,   CHANGE   YEAR ENDED DECEMBER 31,   CHANGE     2021   2020   $   %   2021   2020   $   %     (in thousands USD, unaudited)           (in thousands USD, unaudited)         Cash flows generated by operating activities   1,176   3,593   (2,417)   (67)%   13,997   10,894   3,103   28% Capital Expenditures   (2,988)   (60)   (2,928)   n/m   (5,574)   (90)   (5,484)   n/m Free Cash Flow   (1,812)   3,533   (5,345)   (151)%   8,423   10,804   (2,381)   (22)%     THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,     2021   2020   2021   2020     (in thousands USD, except for share and per share data, unaudited) Net income for the period attributable to the equity holders   867   8,541   12,453   15,151 Weighted-average number of ordinary shares, basic   33,806,422   22,020,056   30,886,559   27,595,446 Net income per share attributable to ordinary shareholders, basic   0.03   0.39   0.40   0.55 Net income for the period attributable to the equity holders   867   8,541   12,453   15,151 Weighted-average number of ordinary shares, diluted   36,712,375   24,446,668   33,746,536   30,879,550 Net income per share attributable to ordinary shareholders, diluted   0.02   0.35   0.37   0.49